UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008.

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to .

Commission file number 000-26076

SINCLAIR BROADCAST GROUP, INC.

401(k) RETIREMENT SAVINGS PLAN

(Full Title of Plan)

SINCLAIR BROADCAST GROUP, INC.

10706 BEAVER DAM ROAD

HUNT VALLEY, MD 21030

(Name of issuer of the securities held pursuant to the Plan

and address of its principal executive office)

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

SINCLAIR BROADCAST GROUP, INC.

401(K) RETIREMENT SAVINGS PLAN

December 31, 2008 and 2007

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

Reznick Group, P.C. 500 East Pratt Street Suite 200 Baltimore, MD 21202-3100	Tel: (410) 783-4900 Fax: (410) 727-0460 www.reznickgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sinclair Broadcast Group 401(k) Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits and supplemental information for the year then ended December 31, 2008. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Atlanta • Baltimore • Bethesda • Charlotte • Chicago • Sacramento • Tysons Corner

Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reznick Group, P.C.

Baltimore, Maryland
June 19, 2009

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

ASSETS
Investments at fair value	$49,294,296	$79,982,145
Guaranteed investment contract at fair value	8,857,061	5,020,757

Receivables
Employer contributions	—	1,746,337

Net assets available for benefits at fair market value	58,151,357	86,749,239

Adjustment from fair value to contract value for fully benefit-responsive contracts	519,658	222,306

Net assets available for benefits	$58,671,015	$86,971,545

See notes to financial statements

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET

ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2008

Additions
Investment income
Interest	$139,389
Net realized and unrealized depreciation in aggregate fair value of investments	(29,616,504)

Net investment loss	(29,477,115)

Contributions
Employee	8,079,390

Total contributions	8,079,390

Total additions	(21,397,725)

Deductions
Benefit payments	6,863,084
Administrative expenses	39,721

Total deductions	6,902,805

Net decrease	(28,300,530)

Net assets available for benefits:
Beginning of the year	86,971,545

End of the year	$58,671,015

See notes to financial statements

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - PLAN DESCRIPTION

The following description of the Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan (“the Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.  Copies of this summary are available from Sinclair Broadcast Group, Inc., Human Resources Department.

General

The Plan was adopted on January 1, 1988 and was amended and restated effective January 1, 2002 pursuant to a Massachusetts Mutual Life Insurance Company (“Mass Mutual”) Non-standardized 401(k) Profit Sharing Plan Prototype Plan Document.  The Plan is a participatory defined contribution plan covering substantially all of our employees.  As of September 1, 2005 an employee is eligible to participate in the Plan upon successful completion of the introductory period (90-day evaluation period to which all new employees and re-hires are subject).  Re-hires, if eligible to participate in the Plan on their date of termination, are eligible to enter the Plan on the date of re-hire.  Although employees may participate in the Plan they will not be eligible to receive the discretionary company match until they have completed one year of service, defined as 1,000 hours worked in a 12-month consecutive period.  Prior to September 1, 2005 an employee was eligible to participate in the Plan upon attaining 21 years of age and having completed one year of service, defined as 1,000 hours worked in a 12-month consecutive period.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees contribute to the Plan through payroll deductions, up to a maximum of 98% of their total compensation.  Each participant’s account is credited with the participant’s contribution, our matching contribution, and their pro rata share of earnings or losses on invested assets of the trust funds.  Our matching contribution for all participating employees is discretionary and during 2009, due to economic conditions we did not issue a matching contribution related to the 2008 plan year.  Participants must be employed at the end of the Plan year and have completed one year of service in order to receive our matching contributions.  Contributions to the Plan are invested in the available investment options in accordance with the participant’s election.  A terminating member of the Plan has the option to maintain their account (if the balance is over $5,000) or be paid the current value of their contributions to the Plan reduced by any outstanding loan balances.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

Unless the member is fully vested, as defined, they must forfeit the current unvested value of the employer’s contribution to their account.  In accordance with the terms of the Plan, such forfeitures are first applied to pay administrative expenses of the Plan, if any, and then to reduce future contributions required of the employer.  Participants are fully vested in their contribution to the Plan and related earnings.  Under the provisions of the Plan, eligible employees become 20% vested in employer contribution amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service and 100% vested after six years of service.

Unallocated assets in the Plan were approximately $120,300 and $191,000 as of December 31, 2008 and 2007, respectively.

The December 31, 2007 employer contributions include a receivable that was funded subsequent to the Plan’s year end during 2008 with our common stock.  We may also make additional discretionary profit sharing contributions each year.  There were no additional discretionary contributions during 2008.

Upon enrollment, a participant may direct employee contributions to any of the Plan’s available fund options except the Sinclair Broadcast Group Common Stock Fund.  Employer contributions are invested in common stock, but may be redirected by participants to other fund options immediately.

Payment of Benefits

Participants may elect one of several methods to receive their vested benefits including: (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime; (b) the purchase of a life annuity; (c) equal installments over a period of not more than the participant’s assumed life expectancy (or participant’s and participant’s beneficiary’s assumed life expectancy) at the time of distribution; (d) a lump sum distribution; or (e) partial distributions.  In the absence of such election by the participant, the method of distribution shall be determined by the Plan.  Upon termination of employment before normal retirement, a lump sum distribution may also be made.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

Participant Loans

Participants have the option to borrow from the vested portion of their account.  The minimum loan amount is $1,000 and the maximum loan permitted is the lesser of: (1) $50,000; or (2) one-half of their vested balance, and is secured by the balance in the participant’s account with interest charged based on the prime rate at the time of borrowing. Participants may have two loans outstanding at one time.  Generally, the term of the loans may not exceed five years.  Interest income from these loans is treated as income to the Plan and is allocated with other earnings on investments.  Principal and interest are paid ratably through monthly payroll deductions.

Plan Termination

Although we have not expressed any intent to do so, we have the right under the Plan to discontinue our contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. Certain administrative expenses are borne by Sinclair Broadcast Group, Inc.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  For further information see Note 3. Fair Value Measurements.

The Plan has adopted Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

The fair value of the Plan’s interest in a guaranteed investment contract is based upon the fair value of the fund’s underlying managed group annuity contract, as reported by the insurance company issuer of the contract.  The fully benefit-responsive guaranteed investment contract is valued at contract value as estimated by the administrator of the fund.  As described in the FSP, the investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits for a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefit payments are recorded when paid.

NOTE 3 — FAIR VALUE MEASUREMENTS

In January 2008, we adopted FAS No. 157, Fair Value Measurements for financial assets and liabilities (FAS 157).  This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures.  This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

FAS 157 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost).  The statement

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The following is a brief description of those three levels:

•      Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;

•      Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.  These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; or

•      Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

Investment measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Pooled securities	$—	$45,276,675	$—	$45,276,675
Guaranteed investment contract	—	—	8,857,061	8,857,061
Common stock fund	2,282,151	—	—	2,282,151
Participant loans	—	—	1,735,470	1,735,470
Total investments measured at fair value	$2,282,151	$45,276,675	$10,592,531	$58,151,357

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Level 3 Assets
	Guaranteed Investment Contract	Participant Loans
Balance as of January 1, 2008	$5,020,757	$1,792,804
Net investment gains and losses	222,328	—
Purchases, sales, issuances, repayments and settlements, net	3,613,976	(57,334)
Balance as of December 31, 2008	$8,857,061	$1,735,470

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

Following is a description of the valuation methodologies for assets measured at fair value.  There have been no changes to the methodologies used at December 31, 2008 and 2007.

Pooled Securities

The fair value of the participation units owned by the Plan in the pooled separate accounts is based on the net assets of the underlying pool of securities on the last business day of the Plan year as determined by Massachusetts Mutual Life Insurance Company (Mass Mutual).

Guaranteed Investment Contract

Investment contracts are presented at fair value.  Contract values represent contributions and reinvested income, less any withdrawals, plus accrued interest, because these investments have fully benefit-responsive features.  Under certain conditions, participants may receive less than the contract value of their accounts invested in the investment contracts, as determined by Mass Mutual.  At December 31, 2008, there are no reserves against contract values for credit risk of contract issuers or otherwise.  The interest rate was 3.00% and 3.25% at December 31, 2008 and 2007, respectively.

Common Stock Fund

The Sinclair Broadcast Group, Inc. Common Stock Fund (the Fund) is tracked on a unitized basis.  The Fund consists of our common stock which is valued at its quoted market price and funds held in the Investors Bank and Trust Money Market Fund sufficient to meet the Fund’s daily cash needs.  Unitizing the Fund allows for daily trades.  The value of a unit reflects the combined market value of our common stock and the cash investments held by the Fund.  At December 31, 2008, 729,404 units were outstanding with a value of $3.13 per unit.  At December 31, 2007, 608,799 units were outstanding with a value of $6.82 per unit.

Participant Loans

The participant loans are valued at their outstanding balances, which approximate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE 4 - INVESTMENTS

During 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in aggregate fair value as follows:

Net realized and unrealized depreciation in aggregate fair value:

Pooled separated accounts	$(26,683,484)
Sinclair Broadcast Group, Inc. common stock	(2,933,020)
$(29,616,504)

The following presents individual investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007:

	2008	2007
SF Guaranteed Interest Fund	$8,857,061	5,020,757
Select Large Cap Value (Davis)	6,905,537	12,491,284
Select Focused Value (Harris/C&B)	6,425,201	12,211,733
Select Overseas (MFS/Harris)	4,561,434	8,448,649
Select Fundamental Value (Wellington)	4,281,121	6,929,161
Premium Core Bond (Babson)	4,051,064		(a)
Premium Strategic Income (OFI)	3,766,546		(a)
Select Blue Chip Growth (TRP)	3,093,999	5,393,364

(a)   This fund did not represent 5% or more of the Plan’s net assets at December 31, 2007.

NOTE 5 - INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated April 23, 2002 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and, therefore, the related trust is tax-exempt.  In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE 6 – FULLY BENEFIT RESPONSIVE INVESTMENTS CONTRACT OF GUARANTEED INVESTMENT CONTRACT

Mass Mutual’s general investment account investment option for defined contribution plans is provided through a group annuity contract which the Plan is invested in.  Under the terms of a group annuity contract, a crediting rate is established for amounts invested in the guaranteed interest account and participants may direct permitted withdrawal and/or transfer transactions of all or a portion of their account balance at contract value. Contract value represents contributions plus credited interest less participant withdrawals and fees.  The Plan considers this investment option to be fully benefit responsive notwithstanding the liquidation value events under the contract that limit the ability of the plan to transact at contract value.  The fair value presented in Note 3 represents the estimated liquidation value determined within contract specifications (see the termination provisions stated within the contract). During 2008, Mass Mutual modified the guaranteed interest account liquidation formula by changing the index used as the prevailing market rate from the Moody’s Baa Corporate Bond Yield Average Index to the Lehman Brothers U.S. Aggregate Index, excluding Treasuries. (Note that during the fourth quarter of 2008, the Lehman indices have been rebranded by Barclays Capital under the “Barclays Capital Indices”).

The average yield earned is calculated by dividing the annual interest credited to the Plan during the plan year by the average annual fair value. The average interest rate credited to participants is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value. The average yield earned by the Plan and the average interest rate credited to participants is the same, therefore, no adjustment is need.  The average yield earned by the Plan and average interest rate credited to participants was both 3.08% and 3.16% for 2008 and 2007, respectively.

Certain events may limit the ability of the Plan to transact at contract value. Such events include but may not be limited to the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the employer; (4) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor’s business; (5) removal from the Plan of one or more groups or classifications of participants; (6) partial or complete Plan termination; or (7) Plan disqualification.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 - DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$58,671,015	$86,971,545
Less: employer contributions receivable at end of year	—	(1,746,337)

Net assets available for benefits per the Form 5500	$58,671,015	$85,225,208

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the year ended December 31, 2008:

Employer contributions per financial statements	$—
Add: employer contribution receivable at beginning of year	1,746,337

Employer contributions per the Form 5500	$1,746,337

The financial statements are prepared on an accrual basis whereas the Form 5500 is prepared on a modified cash basis.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE 9 – PARTIES IN INTEREST TRANSACTIONS

The employer matching contributions are paid out in shares of the Sinclair Broadcast Group, Inc. common stock.

Certain Plan investments are shares of mutual funds managed by MassMutual Financial Group®.  MassMutual is the third party administrator as defined by the Plan.  These transactions qualify as exempt party-in-interest transactions.

SUPPLEMENTAL INFORMATION

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

EIN: 52-1494660   Plan # 001

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2008

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost (2)	Current Value
Guaranteed investment contract:
SF Guaranteed Interest Fund (1)	761,968	units		$9,376,719

Pooled securities:
Select Large Cap Value (Davis) (1)	82,267	units		6,905,537
Select Focused Value (Harris/C&B) (1)	44,077	units		6,425,201
Select Overseas (MFS/Harris) (1)	44,317	units		4,561,434
Select Fundamental Value (Wellington) (1)	41,407	units		4,281,121
Premier Core Bond (Babson) (1)	25,787	units		4,051,064
Premier Strategic Income (OFI) (1)	26,222	units		3,766,546
Select Blue Chip Growth (TRP) (1)	20,594	units		3,093,999
Spectrum Growth (T. Rowe Price) (1)	15,411	units		2,073,446
Select Mid Cap Growth II (TRP) (1)	10,291	units		1,587,675
Washington Mutual Investment (American) (1)	10,642	units		1,111,910
Select Small Company Value (Clover/TRP/EARNEST) (1)	8,368	units		1,056,732
Premier Global (OFI) (1)	6,990	units		1,027,278
Select Aggressive Growth (Sands/Delaware) (1)	25,559	units		993,414
Int’l New Discovery (MFS) (1)	4,985	units		857,752
Select Small Cap Growth Equity (W&R/Wellington) (1)	5,792	units		690,348
Select Small Company Growth (Mazama/Eagle) (1)	7,516	units		585,633
Destination Retirement 2020 (1)	3,259	units		541,645
Destination Retirement 2030 (1)	3,283	units		503,772
Destination Retirement 2040 (1)	2,237	units		368,536
Destination Retirement 2010 (1)	3,875	units		367,797
Select Strategic Bal (Clearbridge/Western) (1)	3,107	units		279,634
Mid Cap Value (Columbia) (1)	899	units		50,750
Selected Index Equity (Northern Trust) (1)	601	units		49,307
EuroPacific Growth (American) (1)	225	units		34,518
Destination Retirement Income (1)	53	units		10,682
Destination Retirement 2050 (1)	15	units		928
Total pooled securities				45,276,659

SBGI Common Stock (1)	670,751	units		2,079,328
IBT Money Market (1)	58,653	units		202,823
Cash and cash equivalents (1)	2.00%			16
Participant loans (1)	4.25%	-10.50%		1,735,470
Total investments				$58,671,015

(1) Party in interest

(2) Historical cost has not been presented, as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINCLAIR BROADCAST GROUP, INC.
401(K) RETIREMENT SAVINGS PLAN

By:	/s/ David R. Bochenek
David R. Bochenek
Vice President/Chief Accounting Officer

Dated: June 26, 2009

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm